

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2012

<u>Via E-mail</u>
Peter Hoffman
Chief Executive Officer
Seven Arts Entertainment Inc.
8439 Sunset Boulevard, Suite 402
West Hollywood, CA 90069

> **Re: Seven Arts Entertainment Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 13, 2012**
> **File No. 001-34250**

Dear Mr. Hoffman:

We have reviewed your responses to the comments in our letter dated September 24, 2012 and have the following additional comments.

<u>General</u>

1. It appears that you are proposing to increase the number of authorized shares of preferred stock. We also note that pursuant to Instruction 1 to Item 13 of Schedule 14A, the information required by Item 13 may be omitted if, for example, the matter to be acted upon is the authorization of preferred stock without present intent to issue. Please provide us your analysis regarding whether the information required by Item 13 is required to be included in your proxy statement based on your particular circumstances.

2. We note your response to our prior comment 2 and reissue. Please mark your notice letter and proxy card as "Preliminary Copies" in accordance with Rule 14a-6(e)(1).

3. We note your response to our prior comment 3 and reissue because you did not make any revisions in response to our comment. Please revise to unbundle Proposal No. 1 as it currently includes at least three separate matters. Please also make corresponding revisions to the proxy card. Refer to Rule 14a-4(a)(3).

<u>Proposal No. 1, page 3</u>

4. We note your response to our prior comment 6. However, it appears that in a definitive proxy statement filed on March 14, 2012, your Board of Directors was authorized to implement a reverse split of your shares of common stock in a ratio of between 1:3 and 1:10. You recently completed a 1 for 70 reverse stock split. Please revise here, and

elsewhere in the proxy statement as appropriate, to discuss the authority to conduct a 1 for 70 reverse stock split.

5. We note your response to our prior comment 7 and reissue. Your response does not provide specific analysis regarding the ability of the Board to increase or decrease the number of shares of common stock without any other limitations or further shareholder approval. Please provide us with the analysis of Nevada counsel that shareholders can authorize the Board to increase or decrease the number of shares of common stock of the company in this manner. Please also discuss the impact that providing the Board with the authority to make such an increase or decrease without any minimum or maximum parameters could have on your shareholders. In addition, discuss the purpose of providing the Board with the authority to decrease the number of shares.

6. We note your response to our prior comment 8 and reissue. In your response to comment 7 you state that counsel advised you that the "stockholders should specifically approve the increase in the number of authorized shares of common stock to up to 249 million." We are not able to find a proposal in your proxy statement for the shareholders to authorize this increase. It appears that you are revising Article III of your Articles of Incorporation to increase the number of authorized shares from 35,667,839 to 250,000,000. Because it appears that approval of your shareholders is required for this increase, please include a separate proposal to that effect. Otherwise, please explain the authority under which this increase is being accomplished and revise the discussion in this section to explain the nature and purpose of the increase.

Purpose of Amendment, page 4

7. We note your reference to shares of common stock that may be issued "pursuant to a Registration Statement as Form S-7 that [you] intend to file." Because Form S-7 does not exist, please revise this disclosure.

Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3469 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: via e-mail
        Randy Katz, Esq.
        Baker & Hostetler LLP